CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors of Aetna Life Insurance and Annuity Company The Board of Directors of Aetna Life Insurance Company:

We consent to the inclusion of our report dated November 25, 1998, with respect to the historical statements of assets and liabilities of the Life Insurance Businesses as of September 30, 1998, and December 31, 1997, and the related historical statements of income and changes in net assets and cash flows for the nine month period ended September 30, 1998, and for the twelve month period ended December 31, 1997, which report appears in the Form 8-K/A of Lincoln National Corporation dated December 14, 1998.

                                        /s/KPMG Peat Marwick LLP

Hartford, Connecticut
December 14, 1998